Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tokki, Inc.
1209 Orange St.
Wilmington, DE 19801
www.tokki.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tokki, Inc.
Address: 1209 Orange St., Wilmington, DE 19801
State of Incorporation: DE
Date Incorporated: March 25, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

Time-Based:

Early Bird & Friends & Family Bonus

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+ | Explore

1 free size medium bag

$500+ | Connect

1 free medium, 1 free large, 1 free bottle + 20% off on tokki.com for 1 year and 2% bonus shares

$1000+ | Believe

10 free bags any size + 20% off on tokki.com for life and 5% bonus shares

$5000+ | Strengthen

50 free bags any size + 20% off on Tokki.com for life and 8% bonus shares

$10,000+ | Fuel

50 free bags + $500 Tokki Gift Card + 20% off on Tokki.com for life and 10% bonus shares

$50,000+ | Collaborate

150 free bags PLUS $1000 Tokki Gift Card+ 20% off on Tokki.com for life and 15% bonus shares

$100,000+ | Build

250 “design your own print” gift bag PLUS gift bags for all your gifting needs for life (up to $1000 per year). + 20% off on Tokki.com for life and 20% bonus shares

The 10% StartEngine Owners’ Bonus

Tokki will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner’s bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 per share, you will receive 110 Common Stock, meaning you’ll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

At Tokki, we're revolutionizing the gift wrap category – making gifting more meaningful and sustainable. That's why we enable users to gift more memorably by attaching videos and photos to their gift using a unique QR code. Paired with our gift bags made from recycled water bottles, Tokki Eco Gifting Sets (QR card + bag) can be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have a number of patents filed and pending in the U.S., Canada, and Europe to protect our intellectual property. We have one granted patent in the U.S. that is assigned to Tokki, LLC. The other patents we plan on assigning once they are granted. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country. Tokki is a Deleware C-Corp, converted in March of 2022 from Tokkiwrap LLC, a Washington State Company.

Competitors and Industry

Greeting cards and gift wrap make up a large, $35B market. However, gift wrap and greeting cards that are adorned, sparkly, color saturated or coated cannot be recycled.

Most large greeting card companies create single use greeting cards and gift wrap. Also, they are not digital so a gift giver cannot share photos and videos to travel with their gift.

Current Stage and Roadmap

All products shown in our StartEngine page are currently available on the market. We are currently selling our reusable gift bags made with recycled plastic.

Within 2-3 years, we plan to use other sustainable materials like pressed plant fiberm and we plan to extend Tokki into other gift products where bringing together the re-recordable digital QR card with a physical product (like jewelry) makes the gifting experience more extraordinary.

The Team

Officers and Directors

Name: Jane Park

Jane Park's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Set strategy, recruit team, ensure financing, and lead sales. Currently does not take a salary. Spends 40-50 Hours per week in this role.

- **Position:** Director
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Set strategy

Other business experience in the past three years:

- **Employer:** Athena Consumer Special Purpose Acquisition Company
  Title: CEO and Board Member
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Meet with prospective target companies for the SPAC to acquire. As CEO, Jane Park is a part of key decisions at Athena Consumer SPAC. There is no relationship between the entities. Jane will be transitioning off of Athena Consumer SPAC when the entity de-SPACs. They are currently waiting to file with the Securities and Exchange Commission, at which point Jane will conclude her role and will no longer have a relationship with Athena Consumer SPAC. This role is a limited time commitment currently and has an end date within the next 3-6 months. Jane Park receives equity compensation from Athena Consumer SPAC and spends 1-3 Hours a week on Athena Consumer SPAC.

Other business experience in the past three years:

- **Employer:** GloSkin
  Title: Board Member
  Dates of Service: October 01, 2021 - Present
  Responsibilities: attend quarterly Board meetings and assist with company strategy as requested.

Other business experience in the past three years:

- **Employer:** Washington State Opportunity Scholarship
  Title: Member, Board of Directors
  Dates of Service: April 01, 2014 - Present
  Responsibilities: Quarterly Board meetings and Executive Director review

Name: Taylor Hoit

Taylor Hoit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Manages day-to-day operations while providing strategic guidance. Spends 50-60 Hours per week in this role.

- **Position:** CTO & Co-Founder
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Responsible for designing, planning and executing Tokki's innovations - both digital and physical. Currently takes a salary of $133,900.08

Name: Angie Snyder

Angie Snyder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: May 01, 2022 - Present
  Responsibilities: Marketing Leadership. Spends 30-40 Hours per week in this role. Does not currently receive a salary. Holds 5% equity stake.

Other business experience in the past three years:

- **Employer:** Angie Snyder Consulting
  Title: Principal
  Dates of Service: March 03, 2022 - Present
  Responsibilities: Strategic marketing consulting for clients. Spends 10 hours per week in this role.

Other business experience in the past three years:

- **Employer:** Aegis Living
  Title: Chief Marketing Officer
  Dates of Service: November 01, 2017 - January 15, 2022
  Responsibilities: Marketing leadership

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that

may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.235 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Tokki Eco Gifting Sets. Delays or cost overruns in the development of our Tokki Eco Gifting Sets and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common equity shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Tokki Inc was formed on March 30, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once

our directors determine that we are financially able to do so. Tokki Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tokki Eco-Gifting Sets is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 11 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Tokki Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tokki Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our CEO is the CEO of another company and plans to transition to be full time at Tokki, Inc.

As CEO of two separate companies, Jane Park is highly involved in the day to day decision making at Tokki Inc. and is a part of key decisions as a CEO at Athena Consumer SPAC. There is no relationship between the entities. Jane will be transitioning off of Athena Consumer SPAC when the entity de-SPACs. They are currently waiting to file with the Securities and Exchange Commission, at which point Jane will conclude her role and will no longer have a relationship with Athena Consumer SPAC. This role is a limited time commitment currently and has an end date within the next 3-6 months. Jane Park does not currently receive a salary from Tokki, Inc.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jane Park	6,515,360	Common Stock	65.2%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

10,000,000 shares outstanding includes 1,000,000 shares reserved but unissued for an employee stock option plan.

Restriction on Transfer.

No holder ("Stockholder") of shares of capital stock of the Corporation ("Shares") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("transfer"), Shares or any right or interest therein without the prior written consent of the Corporation, in its sole discretion, and such holder otherwise complying with the requirements of this Article XI.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,913,854.01
  Number of Securities Sold: 10,000,000
  Use of proceeds: Supplies- inventory and software, website & marketing, salary expenses
  Date: March 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Statements

Our financial statements for the years ending December 31, 2020 and December 31, 2021 can be found in Exhibit B attached.

Results of operations

Year ended December 31, 2020

Revenue: In 2020, the Company offered limited sales of prototype product for the purposes of research and development. It also manufactured and sold face masks as a response to the pandemic. These revenues totaled $441,095.

Cost of sales: The cost of sales in 2020 was $561,204.

Gross margin: The gross margin in 2020 was ($120,109).

Expenses: Total operating expenses in 2020 were $485,885.

Year ended December 31, 2021

Revenue: In 2021, the Company continued limited sales of additional versions of its prototype product for purposes of research and development. It also ramped down and stopped selling the cotton face masks it had manufactured and produced in 2020. Revenues totaled $181,376.

Cost of sales: The cost of sales in 2021 was $281,876.

Gross margins: The gross margin for 2021 was ($100,500).

Expenses: Total operating expenses in 2021 were $517,600.

Historical results and cash flows:

Tokki launched its core product line in June of 2022. Prior to this time, Tokki was conducting research and development, selling to early adopters and iterating on our product. For example, we first launched in the fall of 2019 with a prototype product featuring a two piece wrapping set comprising of a square of cotton material and a magnetic band with a QR code. The digital experience was also minimally viable product. Based on consumer feedback, in the fall of 2020 we iterated our product to offer cloth gift bags with a QR code medallion attached. Also at this time, due to the impact of Covid, we turned our attention to making face masks – both selling and donating them to our local community. While we sold face masks during the first 18 months of the pandemic, we also iterated on our core gift bag product, arriving at a bag made from recycled plastic.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1, the company has $61,799.71 cash on hand. The founder, Jane Park, has the capacity to loan the company up to an additional $200,000 in long-term debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will enable Tokki to built it's sales organization, operations, and marketing to grow over the next 24 months. If we do not meet our StartEngine fundraising goals, we will activate debt financing from the founder, Jane Park.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Most of the funds available to the company post this raise will be from the proceeds of StartEngine. We currently have $61,799.71 in our bank account and expect to augment that with this raise. If we raise the maximum, it will make up at least 80% of our available funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we just raise our minimum, we will continue operations by activating a loan from the founder, Jane Park. With a monthly burn rate of $13k, we could operate for an additional 12 months on this alone.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum fundraising goal, we believe we will be able to operate the company nearly indefinitely, supplementing available funds with revenue generation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Further capital raises will be tied to further traction in growing faster than our current growth plan.

Indebtedness

- **Creditor:** Eun-Ho Park
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: August 01, 2023

- **Creditor:** Lawrence Burton Davis
  Amount Owed: $200,000.00
  Interest Rate: 4.0%
  Maturity Date: April 10, 2027

Related Party Transactions

- **Name of Entity:** Eun-Ho Park
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $50K loan to Eun-Ho Park, the CEO/Founder Jane Park's mother
  Material Terms: $50K loan to Eun-Ho Park, the CEO/Founder Jane Park's mother at 10% annual interest rate matures on August 1, 2023. The loan has since been paid off.

- **Name of Entity:** Lawrence Burton Davis
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Provider of $200k loan at 4% annual interest rate, funded on May 10, 2022. Matures May 10, 2027. No penalty for early payoff, interest prorated.
  Material Terms: $200k loan at 4% annual interest rate, funded on May 10, 2022. Matures May 10, 2027. No penalty for early payoff, interest prorated. The loan

has since been paid off.

- **Name of Entity:** Jane Park
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The owner of the Company contributed $508,045 in 2021 and $540,879 in 2020. In 2022, the owner of the Company contributed an additional $304,000.
  Material Terms: There are no other material terms of the transaction.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The valuation of early stage companies such as Tokki without a full year of revenue of their core product require methods outside of past financials. Since Tokki launched its core product line in June of 2022, we do not yet have a full year of revenue data.

Therefore, we have arrived at our valuation of Tokki by triangulating three methodologies: 1) the value of our patent portfolio, 2) calculating the discounted value of our expected market share in five years, and 3) examining the premoney valuation of comparable consumer seed stage companies.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all shares reserved for issuance under a stock plan are issued.

Valuation of Patent Portfolio

1) We believe Tokki's portfolio of intellectual property is reasonably valued at $20 million. Tokki is reinventing the gifting experience, combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over. Tokki's user experience makes it easy for gift-givers to create personalized photo/video cards – right from their cell phones. The digital experience includes the creation of photo/video card using a QR code, the system of unqique codes for every bag, and the method to reuse and continue to add a new digital card to the gift bag every time a new user gifts. To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We do not see anyone else bringing the digital experience and sustainability focus to the category. Tokki believes its portfolio of patents will create a moat around current and future products launched into this $35 billion market for gift wrap and greeting cards.

Discounted Value of Expected Market Share

2) Tokki's Management Team's estimate of the company achieving at least 0.09% market penetration of the $35 Billion gift wrap and greeting card market within five years equates to a pre money valuation of $20 million today. Although we know from our experience in growing other startups that growth will not be linear, applying a 10% discount rate each year over five years to this revenue estimate results in a $20 million valuation today. The Management Team is confident it will achieve 0.09% penetration of this market in five years because of our track record of entrepreneurial success as well as direct relationships with executives at key retailers such as Starbucks, Nordstrom, Sephora, Ulta, Anthropologie, Kohl's Target, Costco, and more (Source). The company's CEO/Founder Jane Park has experience founding, growing and exiting a consumer tech company as well as being on-air on QVC. Jane Park has worked with our co-founder and COO Taylor Hoit previously in building an engaging custom digital experience for Julep Beauty's subscription program. Angie Snyder's marketing leadership at Nordstrom Rack and Aegis Living has delivered growth and rabid brand loyalty, both of which she is focused on building at Tokki.

Comparable Seed-Stage Companies

3) Finally, we believe Tokki's premoney valuation is reasonable when compared to other consumer companies at the seed stage. Although revenue data is not publicly available for private companies, comparable seed stage companies in innovative consumer goods have succeeded in raising funds at valuations between $29-50 million. For example, Bruvi is a seed company with patent pending technology and proprietary eco-pods with a pre money valuation of $29 million. RTFKT is seed stage company that develops custom sneakers designed for video game enthusiasts, valued at $25.3 million pre money. Spinn is a seed stage company with connected coffee machines using patented centrifugal technology, and is valued at $50 million.

Tokki believes that its $20 million pre money valuation is conservative given the size of the market opportunity (the average American gives eight gifts per year), the moat formed by our intellectual property, and in comparison to other consumer companies at the seed stage.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Fee*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Online and wholesale marketing to drive growth. Includes creative and social media. Also includes relevant TikTok influencers.

- *Company Employment*
  25.0%
  Funds will be used for the team that is driving growth. Includes Operations, Technology, and Marketing.

- *Working Capital*
  19.5%
  Proceeds will be used for working capital, including funds for work in progress (WIP) inventory and finished goods inventory.

- *Research & Development*
  25.0%
  Continue developing proprietary digital and physical experience. New features for digital and new materials and designs for bags.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.tokki.com (www.tokki.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tokki

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tokki, Inc.

[See attached]

Tokkiwrap, LLC (the "Company") a Washington Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tokkiwrap, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 30, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	19,284	16,659
Total Current Assets	19,284	16,659
Non-current Assets		
Website, net of Accumulated Amortization	7,064	7,629
Total Non-Current Assets	7,064	7,629
TOTAL ASSETS	26,348	24,288
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,210	20,655
Accrued Interest	2,560	-
Gift Card Liability	6,522	-
Short Term Debt	10,536	55,308
Total Current Liabilities	45,828	75,963
TOTAL LIABILITIES	45,828	75,963
EQUITY		
Member's Equity	1,455,054	847,009
Accumulated Deficit	(1,474,535)	(898,684)
Total Equity	(19,481)	(51,675)
TOTAL LIABILITIES AND EQUITY	26,348	24,288

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	181,376	441,095
Cost of Revenue	281,876	561,204
Gross Profit	(100,500)	(120,109)
Operating Expenses		
Advertising and Marketing	124,463	76,572
General and Administrative	378,198	404,509
Rent and Lease	14,373	4,240
Amortization	565	565
Total Operating Expenses	517,600	485,885
Operating Income (loss)	(618,100)	(605,995)
Other Income		
Other	47,192	-
Total Other Income	47,192	-
Other Expense		
Interest Expense	4,943	163
Total Other Expense	4,943	163
Provision for Income Tax	-	-
Net Income (loss)	(575,850)	(606,158)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(575,850)	(606,158)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	565	565
Accounts Payable	5,555	7,540
Gift Card Liability	6,522	-
Accrued Interest	2,560	-
Deferred Revenue	(273)	9,108
PPP Loan	(46,200)	46,200
Sales Tax Payable	-	(240)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(31,271)	63,173
Net Cash provided by (used in) Operating Activities	(607,121)	(542,985)
FINANCING ACTIVITIES		
Member's Contribution	608,045	540,879
Debt Issuances	1,700	-
Notes Payable - Related Party	-	(32,831)
Net Cash provided by (used in) Financing Activities	609,745	508,048
Cash at the beginning of period	16,659	51,595
Net Cash increase (decrease) for period	2,625	(34,936)
Cash at end of period	19,283	16,659

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	306,130	-	(292,527)	13,603
Capital Contributions	540,879	-	-	540,879
Net Income (Loss)	-	-	(606,158)	(606,158)
Ending Balance 12/31/2020	847,009	-	(898,684)	(51,675)
Capital Contributions	608,045	-	-	608,045
Net Income (Loss)	-	-	(575,850)	(575,850)
Ending Balance 12/31/2020	1,455,054	-	(1,474,535)	(19,481)

Tokkiwrap, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Tokkiwrap LLC ("the Company") was formed on March 27, 2019 under the laws of the State of Washington. The Company provides retail and wholesale consumer good. The Company is headquartered in Spokane, Washington. In May of 2022, Tokkiwrap LLC transitioned into a C-Corp with the name Tokki Inc.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Income

Other Income in the amount of $47,192 primarily consists of PPP loan forgiveness.

Lease and Rent

The Corporation leases its office space under a three-month lease for $3,500 per month. The current lease expires on December 31, 2022 and converts to month to month after this period.

Intangible Assets

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Amortization**	**Disposals**	**Book Value as of 12/31/21**
Website	15	8,477	1,413	-	7,064
Grand Total	**-**	**8,477**	**1,413**	**-**	**7,064**

Equity-based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The owner of the Company contributed $508,045 in 2021 and $540,879 in 2020.

See Note 7 – Subsequent Events disclosure for additional contributions made by owner after December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In January 2021, the Company entered into a loan agreement for $10,500 with an interest rate of 11% and a maturity date of June 2022. Quarterly payments of $1,165 are required. The balance of this loan was $1,700.47 as of December 31, 2021. The loan was fully paid off in 2022

In April 2021, the Company entered into a loan agreement for $24,196.92 with an interest rate of 7.95% and a maturity date of May 2022. Monthly payments of $2,176.72 are required. The balance of this loan was $8,065.64 as of December 31, 2021. The loan was fully paid off in 2022

In April 2021, the Company entered into a loan agreement for $2,309.00 with an interest rate of 7.95% and a maturity date of May 2022. Monthly payments of $192.42 are required. The balance of this loan was $769.64 as of December 31, 2021. The loan was fully paid off in 2022.

In October 2020, the Company entered into a loan agreement for $10,929.45 with an interest rate of 7.95% and a maturity date of November 2021. Monthly payments of $910.79 are required. The loan was fully paid off in 2021.

See Note 7 – Subsequent Events disclosure for details of loan agreements entered into after December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$10,536
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company was a limited liability company with one class of unit wholly owned by one individual.

See Note 7 – Subsequent Events for details of equity after the Company converted from a limited liability company to a C-Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 30, 2022, the date these financial statements were available to be issued.

Effective March 25th, 2022, the Company converted from Tokkiwrap, LLC to Tokki, Inc. a Delaware Corporation. The member's equity in Tokkiwrap LLC converted into 6,725,000 shares of Tokki Inc. common stock. The Company had authorized a total of 10,000,000 common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of September 30th, 2022. Common stockholders are entitled to one vote per share. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

On August 1st, 2022, the Company entered into a loan agreement for $50,000 with an annual interest rate of 10% and a maturity date of August 1st, 2023.

On May 10th, 2022, the Company entered into a loan agreement for $200,000 with an annual interest rate of 4% and a maturity date of May 10th, 2027.

In 2022, the owner of the Company contributed an additional $304,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Tokki is not live or open to the public at this moment.

start engine

Tokki

Tech-Enabled Sustainable Gifting Show More

Website | CONSUMER PRODUCTS | SOFTWARE & SERVICES

Add to Watchlist


TODAY as seen on the TODAY SHOW!
tokki
QR CARD + ECO-GIFT BAG
making gifting more meaningful and sustainable

Invest Now
$2.00 Per Share

RAISED
$0.00

INVESTORS
0

MIN INVEST
$250.00

VALUATION
$20M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

INTELLECTUAL PROPERTY: Tokki is reinventing gifting by combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over (endlessly!). We make it easy for gift-givers to create and attach personalized photo/video cards to their gift bags – right from their smart phones (no app required). To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We believe our portfolio of patents forms a protective moat around our current product and future innovations.

MOMENTUM IN LARGE MARKET RIPE FOR INNOVATION: The average American gives 8 gifts a year, and 1 in 3 is looking for a more eco-friendly alternative. Gift wrap and greeting cards are a $35 billion dollar market that we feel is ripe for innovation – and we believe that the response to Tokki from retailers large and small shows that they agree. Since launching our core product line just this summer, we opened over 260 new accounts across the country and became an approved vendor for an international, publicly traded retailer for the 2023 holiday season.*

WORLD CLASS TEAM: Tokki's Executive Team brings deep experience in consumer tech and brand building as well as direct relationships with leaders at national retailers such as Nordstrom, Sephora, Ulta, Anthropologie, Target, Costco, and more. Our CEO/Founder, Jane Park, started her consumer career at BCG working with Fortune 100 companies, and then led innovation at Starbucks before founding and successfully exiting Julep, the first online social beauty brand, to Warburg Pincus. Jane Park has appeared on-air at QVC, and her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars."

*(Source, Source)

OVERVIEW

Making Gifting More Meaningful and Sustainable


tokki
QR CARD + GIFT BAG
PERSONALIZED
add a photo, video, or GIF message
EARTH FRIENDLY
endlessly reusable and made with recycled water bottles
3-IN-1
replaces gift wrap & cards
goodbye tissue paper!
to: Angelina
from: Megan
CONGRATS MY LOVE!
Can't wait to celebrate w you!

In 2019, Founder Jane Park was staring at the piles of gift wrap filling her living room post-holidays, wondering what she was going to do with all of it. She was surprised when a quick online search revealed that most gift wrap is not recyclable.

She remembered how her grandmother in Korea used to wrap gifts in reusable squares of silk. She became passionate about transforming the gifting experience to leverage what is possible today with digital technology - and that's when the Tokki was born. Translating to "rabbit" in Korean, we make a reusable alternative to traditional gift wrap, one that can "hop" around from friend to friend, spreading joy with every reuse!

Bringing together physical gift bags made with recycled water bottles, along with a proprietary digital QR Card (no app needed) – we believe we can redefine gifting to be both **sustainable and memorable**. The market for gift wrap and greeting cards was $35 billion in 2020, and we believe that we are one of the only companies offering the innovation that has been lacking for decades. (Source,Source)

"QR codes on gifts now?! Mind blown!"
-Jill Martin, TODAY SHOW

TODAY

*Source

	Tokki QR Card + Gift Bag	Traditional Gift Wrap & Cards
Endlessly reusable	✓	✗
Personal - add video, photo, & GIFs	✓	✗
Made with 3 recycled water bottles	✓	✗
Tracks the waste saved from landfills	✓	✗
Snaps closed, no tissue paper needed	✓	✗
Store every card you give or receive in FREE digital album	✓	✗
Retail Price	**$12** (medium tokki)	**$18-$30** (card + bag + tissue)

Inventing a new gifting experience takes a lot of thoughtful effort to create both the physical product and digital experience and define how to bring these two together seamlessly for the end user. And to maximize our positive impact, we brought this all together at a **price point we believe is on par or lower than** the traditional single-use gift wrap + greeting card + tissue alternative - even though we are offering so much more!

At Tokki, we take pride in our collaborative culture, our obsessive focus on delighting the end user and our commitment to do better for the planet. **Tokki is proudly woman and minority-owned, and we donate 1% of sales to the planet.**


4 sizes

THE PROBLEM & OUR SOLUTION

Single-use Wrapping Paper & Greeting Cards Are Not Sustainable

Did you know that gift wrap that is sparkly, adorned, color saturated, thin, or coated cannot be recycled? According to our research, most of the gift givers we talk to are shocked to find out that most tissue paper cannot be recycled! Since a lot of gift wrap isn't recyclable – millions of pounds end up in landfills each year - enough to circle the earth at least nine times (Source). Plus, traditional cards just don't cut it for us. We want to gift more personally – to see, hear, and engage with the people we love.


2.3 million pounds of gift wrap
in US landfills each year

**Source*

At Tokki, we're on a mission to make gifting more meaningful and sustainable with our endlessly reusable QR card and gift bag experience. Users start by scanning the QR code (like a restaurant menu) and we walk them through adding a video, photo, or GIF right from their phone. Tokki makes it easy to create a personalized, unforgettable gift experience in just seconds. For gift recipients, the personalized message pops up immediately (no app or account required) when they scan the QR code.


choose emoji
4 add message
Happy Birthday Grandma !!!
We Love and miss you.
Love Jenny and Alice
5 add video or image
add media
• image type: png, jpeg
• file size cannot exceed 10mb
6 media & message privacy
private: visible to sender & recipient only
upload

And this can be repeated endlessly – new personal cards can be uploaded over and over. Every user can log into their free online Tokki account to save all the Tokki cards they have ever given or received. Regift the bag, but hold onto the memory. Users can also track the path of their bag as it is regifted (of course, users also have the option to make their messages private). We are often asked if the next user has to pay to reuse the bag, and the answer is **NO**! We *want* the bag to be regifted on and on - that's why we made the experience so fun! Like the water bottle filling stations at airports that count the number of plastic water bottles eliminated, Tokki's "gift bag reuse tracker" logs every reuse, gamifying the company's impact.


Track your Tokki's journey as it travels!
See how much waste you're saving!
tokki
waste counter
11254
feet of single-use gift wrap
37
football fields!
track journey
Seattle, Washington
Minneapolis, Minnesota

Our gift bags are made from recycled water bottles, specially designed for reuse, and are currently available in 32 beautiful patterns and 3 sizes for every gifting occasion. Birthdays, Mother's Day, Father's Day, Christmas, Hanukkah, graduation - we have prints and sizes to fit every special gifting moment. The Tokki QR Card + Bow (also made with recycled plastic) can be purchased separately - perfect for odd-sized gifts and gift cards. And since we designed the clip to slip over everything from a ribbon to the edge of a mug, we filed a design patent on that too.


each bag is made with 3 recycled water bottles

THE MARKET & OUR TRACTION

A Large and Growing Gift Wrapping Industry With Little Innovation

The average American gives eight gifts per year, **adding up to a Gift Wrap and Greeting Card market size that was valued at $35 Billion in 2020** (Source,Source).

While the industry continues to grow, there is also growing concern around the environmental impact of wrapping paper. In fact, a recent study found that **one in three shoppers** planned to ditch traditional wrapping paper in 2021 because of its negative impact (Source).

We believe that we are one of the only companies combining physical gift bags with digital QR card technology to reinvent the gifting experience. Other companies focus on just the physical product or the digital card experience, but we believe the true experiential magic happens when these two worlds can be brought together. **Our founders, Jane Park and Taylor Hoit, have unique experience in this space because they have succeeded in doing it before.** In building Julep Beauty together (one of the first online social beauty brands), they learned how to manage the complexities of a global, physical supply chain *alongside* the challenges of digital product design. While there are companies selling gift bags made of recycled plastic—we don't think any of our competition includes QR card technology. And our secret sauce is how it all comes together in the reuse experience. **Tokki makes reusing *fun*, encouraging people to reduce wasteful single-use gift-wrap and card consumption.**

The rave reviews from our early adopters seem to show that Tokki's use and reuse experiences are delivering more joy and connection.


"The smile when she opened the video message and saw her puppy jumping was everything. She loved that even more than the actual gift!"
- Lisa S.
"I love being able to send a photo or video of my girls along with my gift, especially when we can't be there in person. There's no better way to make a gift more special."
- Alice G.
"We've already used our tokki five times! It's so fun to scroll through the history, and I love teaching my kids the joy of reuse and cutting down on waste."
- Margaret Z.

**The above testimonials may not be representative of the opinions or experiences of other customers and are not a guarantee of future performance or success.*

Tokki has also assembled **a world-class team of consumer technology and brand executives with strong, direct relationships with relevant national retailers.** Our CEO and COO/CTO previously worked for Julep Beauty which was sold at a number of key e-commerce companies in the beauty space including Nordstrom, Sephora, Ulta Beauty and Target. We plan to leverage these past experiences, to assist in our e-commerce sales. Tokki has filed **10 patents and 1 trademark application in five countries plus Europe to protect our unique intellectual property**. Since launching in June of 2022, we rolled out to **over 260 boutiques across the country and signed up as a vendor with a large publicly-traded retailer in preparation for 2023.** (Source)


select experience
UNIVERSITY of WASHINGTON
Avue
ManTech.
JULEP
PRINCETON UNIVERSITY
Yale Law School
BCG BOSTON CONSULTING GROUP
STARBUCKS
JULEP
WILLAMETTE UNIVERSITY
ROBERT H. SMITH SCHOOL OF BUSINESS
Marriott
NORDSTROM
Aegis Living

WHY INVEST

Join us in Revolutionizing Gifting


With just a scan,

At Tokki, we are proud of our innovative spirit and commitment to sustainability, but we also feel that we are offering a strong investment opportunity because of our unique ability to blend digital technology and sustainable physical product management to transform a large market that we believe is ripe for innovation.

What makes Tokki different? Tokki is reinventing gifting: we have **10 patents pending in the United States and four other countries plus Europe** to protect the intellectual property we have built in our thoughtful end-to-end user experience. We don't see any other company bringing this combined digital experience and sustainability focus to this category. And because of our obsessive consumer focus, we ensured that we could deliver an innovative experience at a consumer price point on par (or lower!) than the comparable quality traditional gift bag + card + tissue alternative.

Our outstanding, experienced team: Tokki also stands out amongst startups because of our powerhouse team, who bring a track record of entrepreneurial success as well as direct relationships with executives at key retailers such as **Starbucks, Nordstrom, Sephora, Ulta, Anthropologie, Kohl's Target, Costco**, and more (Source). Our CEO/Founder Jane Park has experience founding, growing and exiting a consumer tech company as well as being **on-air on QVC**. Jane Park has worked with our co-founder and COO Taylor Hoit previously in building an engaging custom digital experience for Julep Beauty's subscription program. Angie Snyder's marketing leadership at Nordstrom and Aegis Living has delivered growth and rabid brand loyalty, both of which she is focused on building at Tokki.

More joy, more sustainably: At Tokki, we are on a mission to power more joyful, more sustainable gifting. We are a **woman and minority-run business** that is committed to doing better every day, strengthening our community and protecting our planet. We hope to inspire gift-givers everywhere to break up with single-use gift wrap and greeting cards, and are committed to donating **1% of our sales for our planet**.

We have a significant opportunity for impact ($35B market) (Source, Source), and outstanding traction in our product development and distribution success. We are already available nationally in over 260 independent boutiques (Source) and our plans for 2023 already include distribution with an **international, publicly-traded retailer**. And we're just at the very beginning! We invite you to join us.

ABOUT

HEADQUARTERS
1209 Orange St.
Wilmington, DE 19801

VALUATION
$20M

At Tokki, we're revolutionizing the gift wrap category – making gifting more meaningful and sustainable. That's why we enable users to gift more memorably by attaching videos and photos to their gift using a unique QR code. Paired with our gift bags made out of recycled water bottles, Tokki Eco-Gifting Sets (QR card + gift bag) are designed to be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have 10 patents filed and pending to protect our intellectual property. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country.

TEAM



Jane Park
CEO & Founder

Jane Park is a consumer tech entrepreneur with proven experience founding and scaling companies. Prior to founding Tokki, Ms. Park founded the online first beauty brand Julep which she exited to a beauty roll-up funded by Warburg Pincus. While growing Julep, Ms. Park appeared on the shopping channel QVC and Julep was also twice selected as an Oprah's Favorite Things. Prior to Julep, Ms. Park was also a leader in the Consumer Innovation group at Starbucks and in the Consumer Goods practice group at the Boston Consulting Group.

Her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars." She is a graduate of Yale Law School and Princeton's School of Public Policy and International Affairs.

Ms. Park serves on the Board of Directors of: Athena Consumer SPAC (an all women SPAC), GloSkinBeauty and the Washington State Opportunity Scholarship.

As a Dual CEO, Jane Park is highly involved in the day to day decision making at both Tokki Inc. and Athena Consumer SPAC. There is no relationship between the two entities. Jane will be transitioning off of Athena Consumer SPAC when the entity de-SPACs, at which point Jane will conclude her role there. This role is a limited time commitment ending within the next 3-6 months. Jane Park does not currently receive a salary from Tokki, Inc.

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Taylor Hoit
CTO, COO, & Co-Founder

As a consumer experience obsessed technology leader, throughout her career, Taylor Hoit has built a strong track record in creating unique and engaging user experiences for countless known and beloved brands. She brings a high level of passion and creativity to any challenge that is presented to her. Whether it's adding a challenging technical feature to a web app, or streamlining operations and fulfillment logistics, she is constantly striving to create elegant solutions for seemingly impossible problems.

Ms. Hoit previously worked together with Ms. Park in building Julep Beauty to a successful exit to Warburg Pincus.

Taylor Hoit is a Computer Science graduate from the University of Washington.

in



Angie Snyder
CMO

Angie Snyder is an accomplished business and marketing leader who brings an unrelenting focus on the end-customer to drive outsized results at both entrepreneurial and publicly traded companies. As CMO of Aegis Living, and VP of Marketing at Norstrom and Nordstrom Rack, she worked collaboratively with her executive teams to dismantle complexity, drive revenue-generating campaigns, and surpass sales records, all while winning marketing awards. From attracting new customers to building their advocacy, she leads organizations to sustained sales growth and through building customer loyalty.

Ms. Snyder received her MBA from University of Maryland's Smith School of Business and graduated with her Bachelor of Arts in Business Economics from Willamette University.

in

TERMS

Tokki

Overview

PRICE PER SHARE
$2

VALUATION
$20M

DEADLINE
Feb 3, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000.00

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Risks

Company	:	**Tokki, Inc.**
Corporate Address	:	**1209 Orange St., Wilmington, DE 19801**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$1,235,000.00**
Minimum Investment Amount (per investor)	:	**$250.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**5,000**
Maximum Number of Shares Offered	:	**617,500**
Price per Share	:	**$2.00**
Pre-Money Valuation	:	**$20,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Early Bird & Friends & Family Bonus

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+ | Explore

1 free size medium bag

$500+ | Connect

1 free medium, 1 free large, 1 free bottle + 20% off on tokki.com for 1 year and 2% bonus shares

$1000+ | Believe

10 free bags any size + 20% off on tokki.com for life and 5% bonus shares

$5000+ | Strengthen

50 free bags any size + 20% off on Tokki.com for life and 8% bonus shares

$10,000+ | Fuel

50 free bags + $500 Tokki Gift Card + 20% off on Tokki.com for life and 10% bonus shares

$50,000+ | Collaborate

150 free bags PLUS $1000 Tokki Gift Card+ 20% off on Tokki.com for life and 15% bonus shares

$100,000+ | Build

250 “design your own print” gift bag PLUS gift bags for all your gifting needs for life (up to $1000 per year). + 20% off on Tokki.com for life and 20% bonus shares

The 10% StartEngine Owners’ Bonus

Tokki will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner’s bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 per share, you will receive 110 Common Stock, meaning you’ll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

PRESS

Today

She Made It: Spotlighting founders of OmMade and Tokki

View Article

NBC King 5

A new way to gift with a sustainable NW twist

View Article

Geek Wire

Julep founder Jane Park takes wraps off another startup and shares what she’s learned along the way

View Article

South Sound Magazine

Woman-Owned Gift Company Tokki Fosters Personal Connections, Eco-Friendliness

View Article

Daily Hive

2020 gift guide: Hand-poured candles that don't seem like a last-minute gift

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi there! We're Tokki, and we're on a mission to ignite joy. Here's how...

With just a scan, we help create gifting magic.

Reuse over & over again... to make every occasion more meaningful.

Snaps closed—no tissue needed!

Scan & easily add a video, photo, or GIF.

Near or far, Tokki connects us.

I'm Jane Park and I started Tokki after one horrible holiday season where I was watching gift wrap just pile up in my living room and I realized—most of it isn't recyclable.

So if it's too sparkly or color saturated or coated, it goes straight into the landfill.

Tokki eco gift bags are made with three recycled water bottles, 100% post consumer PET—and every single time it's reused, even more waste gets saved.

So it seemed to me that we can do better. That's what Tokki is all about. Growing up my grandmother used to wrap our most important presents in the squares of silk—and that was really the first reusable gift wrap!

What we do at Tokki is that we're adding to that the concept of a reusable digital card. So we make it really easy for you to add a photo or video or GIF right from your phone.

If your mother is missing her grand baby, we can send a video of her blowing kisses. If my nephew loves harry potter, I can add a GIF of a wizarding wand. It's a way that we can make every gift more special by sending Ted Lasso or Oprah to show up with your gift.

And best of all I can save every single card I give a receive in my free online album!

Give more memorably, break up with single-use gift wrap, and save money!

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